Exhibit 1

December 9, 2016

By Email and FedEx

Mr. David Hamamoto

Chairman of the Board

NorthStar Realty Europe Corp.

399 Park Avenue, 18th Floor

New York, NY 10022

Dear David:

As you know, over the past several months we have submitted two formal offers to acquire all of the common shares of NorthStar Realty Europe Corp (“NRE” or the “Company”). We appreciate the Board’s willingness to explore a transaction, and are encouraged that NRE has retained Moelis & Company to evaluate our offer and maximize shareholder value. However, given our significant ownership stake in the Company, we cannot agree to the standstill provisions in your proposed non-disclosure agreement – these terms restrict our ability to act in the best interests of our investors. While it is unfortunate that we have been unable to consummate a transaction privately, we believe the best path forward is to take our proposal directly to NRE shareholders.

We firmly believe that NRE’s true value will never be realized within the Company’s existing structure. To this end, we reiterate our proposal to acquire all of the common stock of NRE for $13 per share. This offer is fully financed by Bow Street and one of our capital partners – a publicly traded multi-billion dollar real estate company with available resources well in excess of the funds required to effectuate this transaction. Further, as we have previously expressed to the Board, our proposal does not factor any incremental sources of value that may be uncovered during our diligence process.

Bow Street has been a longtime investor in NRE and its predecessor companies, and currently owns 6.7%1 of NRE’s common stock. We share management’s oft-stated view that NRE’s assets are worth substantially more than the price at which they currently trade. However, owing to myriad structural issues – including its onerous external management contract with NorthStar Asset Management Group (“NSAM”) – we believe that NRE’s true value can only be realized through an exit from the public markets. We therefore urge you to engage with us immediately to negotiate a sale of the Company. Concurrently, we urge the Board to reject the NSAM management contract, an opportunity created by the pending merger between NSAM, NorthStar Realty Finance (“NRF”) and Colony Capital (“CLNY” or “Colony”). We believe these actions will accrue positively to all stakeholders.

1 Assumes 56.0 million common shares outstanding per 10-Q filed November 10, 2016

BOW STREET LLC | 1140 AVENUE OF THE AMERICAS, 10TH FLOOR | NEW YORK, NY 10036

Since its spinoff from NRF in late 2015, NRE has persistently traded at a wide discount to third-party estimates of its net asset value2. We believe this discount owes to the following structural issues:

(i) NRE’s external management structure and rejection of the Asset Management Contract

NRE’s management contract with NSAM is a source of profound concern for investors. As currently structured, the contract overburdens NRE with unnecessary cost while incentivizing asset growth over share price performance. You clearly share the view that externally-managed REITs are prone to underperformance, as indicated by your statements supporting the CLNY/NRF/NSAM transaction earlier this year:

“Recently, however, NRF and NSAM have underperformed due to the bias against externally managed companies. This transaction [the re-merger of NSAM with NRF] internalizes the management of the company… We've had some headwinds, as I've said, with the external management structure that's changed. And what we wanted to do was adjust to the market and try to make sure that we are sensitive to what shareholders want… we thought that this was a great way to emulate what the market likes.”3

This reasoning is directly applicable to NRE. As we communicated to you previously (in our letter dated August 10, 2016), Section 16(a) of the Asset Management Contract between NRE and NSAM J-NRE Ltd (the “Asset Management Contract”) prohibits its assignment (as defined by the Investment Advisers Act of 1940 (the “Advisers Act”)) without the consent of NRE. We, like you, have been advised by counsel that NSAM’s merger with NRF and CLNY constitutes an “assignment” of the Asset Management Contract and that NRE’s Board must vote on its continuance.

Simply put, the Board of NRE now has the opportunity – and therefore the duty – to shed this contract. We believe the Asset Management Contract to be the single greatest driver of NRE share price underperformance. Since its spinoff in late 2015, NRE’s stock price has declined ~15%, underperforming the MSCI US REIT Index (“RMZ”) by ~1,700bps. Given the extent to which this contract has impeded value at NRE, we believe the Board's fiduciary duty requires it to deny consent and terminate the contract without compensation to NSAM. We will view any decision to do otherwise as a breach of fiduciary duty, motivated by considerations other than the benefit of NRE shareholders, to whom these directors are legally obligated. Given that six of NRE’s eight board members voted in favor of internalizing NRF (in their capacity as board members of NSAM or NRF), we can only assume they share our view.

As the sole NRE director truly unaffiliated with either NSAM or NRF, we assume that Mr. Mario Chisholm will be tasked with the evaluation of the assignment4. We encourage Mr. Chisholm to carefully consider the merits of separating from NSAM, and expect that he will engage his own counsel in this matter. Exiting the Asset Management Contract will undoubtedly result in value creation for all NRE investors. We urge the rejection of the contract as both potential acquirers and significant shareholders of NRE.

2 Stated NAV of $16.60/share as of September 30th per NRE’s financial supplement dated November 10, 2016

3 Chairman Hamamoto commentary - NSAM, NRF, and CLNY merger call 6/3/2016

4 Dianne Hurley serves on the boards of three NSAM affiliates

BOW STREET LLC	2

(ii) Structural issues pertaining to NRE’s U.S. listing, currency and liquidity

NRE is further hampered by a highly unfavorable listing that embeds unnecessary currency volatility. Despite somewhat obvious and predictable structural issues, NRE was initially listed and currently trades on the New York Stock Exchange (“NYSE”). Although the Company has no dollar denominated cash flow, it trades in dollars, and pays dividends and management fees in dollars. NRE shareholders are essentially subjected to a dangerous game of foreign exchange roulette – best exemplified by the recent decline in the British Pound following the Brexit vote. This issue has only deepened the Company’s isolation – European investors tend to overlook NRE due to its U.S. listing, while U.S. investors are deterred by significant cross currency risk.

NRE’s current plan – predicated on a share repurchase program targeting per share NAV growth – is merely the best in a series of poor alternatives. Through November 8th, 2016, NRE has repurchased 8.7 million shares for $93 million, with no apparent impact to the Company’s stock. Not only have its shares failed to appreciate, but NRE’s per share NAV has declined over this period as the impact of currency mismatch has more than offset any gains from share count reduction.

(iii) Weak corporate governance and lack of board independence

Currently, seven of NRE’s eight directors are either insiders or board members of NSAM, NRF or affiliated entities. Notably, this suggests that all but one (Mr. Chisholm) of NRE’s board members are affiliated with the new entity (Colony NorthStar) set to inherit NRE’s management contract. These directors are therefore conflicted, with interests that are at odds with those of NRE and its shareholders. This fact is particularly troubling given the Board’s crucial opportunity to reject this unfavorable contract. NRE’s board members clearly understand the importance of good governance, as they all recently voted to improve governance at NSAM in response to shareholder pressure. The strong new governance standards implemented at NSAM contrast starkly to the flawed standards currently overseen by these very same directors at NRE:

NSAM New Governance Standard	NRE Existing Governance
8 out of 10 directors are independent	1 out of 8 directors is independent of NSAM and affiliates
25% of shareholders required to call a Special Meeting	Majority of shareholders required to call a Special Meeting
Majority vote of stockholders required to remove directors	2/3 supermajority vote of stockholders required to remove directors
Stockholders can fill vacancies on the Board, including those resulting from removal of directors	Only Directors can fill vacancies on the Board, even if they result from removal of directors
Shareholders can amend bylaws by majority vote; Board cannot unilaterally amend provisions adopted by shareholders	Board has the exclusive power to adopt and amend bylaws
Stock ownership guidelines, requiring directors to maintain ownership equal to 4x their annual cash retainer	No public stock ownership requirements for directors
Internally managed (CLNY internalized in 2015, the NSAM/NRF/CLNY transaction internalizes NRF)	Externally managed

BOW STREET LLC	3

Bow Street’s Offer for NRE

This letter represents Bow Street’s third formal offer for NRE. Our initial offer of $12 per share (representing a 30% premium to NRE’s trading value at the time) was submitted to the Board in a letter dated July 22nd, 2016. Subsequently, we increased this offer to $13 per share. As with these prior offers, our current proposal is subject only to tax and legal diligence.  In issuing this letter publicly, we strongly encourage you and the Board to actively solicit feedback from other NRE shareholders regarding our all-cash offer as well as the rejection of the Asset Management Contract. NRE’s status quo is untenable. We believe our acquisition proposal represents the best path to maximizing value for all stakeholders over the near- and long-term.

We look forward to hearing from you.

Best,

Akiva Katz		Howard Shainker
Managing Partner		Managing Partner

cc:	Mario Chisholm (sole independent director)
Judith A. Hannaway
Dianne Hurley
Oscar Junquera
Wesley Minami
Mahbod Nia
Charles Schoenherr
Albert Tylis